Exhibit 99.2

ITW Conference Call

Second Quarter
2008

ITW
Agenda

1.   **Introduction……………….. John Brooklier/David Speer**

2.   **Financial Overview……….. Ron Kropp**

3.   **Operating Segments…… . John Brooklier**

4.   **Forecast 2008……….…… Ron Kropp**

5.   **Q & A………………....……John Brooklier/Ron Kropp/David Speer**

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, operating income, diluted income per share from continuing operations, use of free cash, potential acquisitions, end market conditions, charges, and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2008 first quarter and Form 10-K for 2007.

Conference Call Playback

Replay number: 203-369-1553

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Telephone replay available through midnight of July 31, 2008

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2007 Q2	2008 Q2	F(U) Last Year Amount	%
Operating Revenues	4,136.8	4,570.5	433.7	10.5%
Operating Income	695.6	756.7	61.1	8.8%
% of Revenues	16.8%	16.6%	-0.2%	
Income from Continuing Operations				
Income Amount	480.4	528.5	48.1	10.0%
Income Per Share-Diluted	0.86	1.01	0.15	17.4%
Net Income				
Income Amount	505.6	528.1	22.5	4.4%
Income Per Share-Diluted	0.90	1.01	0.11	12.2%
Free Operating Cash Flow	442.6	354.1	(88.5)	-20.0%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Manufacturing Business			
Operating Leverage	-	0.1%	-
Nonvolume-related	-	1.4%	0.3%
Total	0.0%	1.5%	0.3%
Acquisitions/Divestitures	4.2%	2.5%	-0.3%
Translation	6.4%	6.1%	-
Impairment	-	-	-
Restructuring	-	-1.3%	-0.2%
Intercompany/Other	-0.1%	-	-
Total	10.5%	8.8%	-0.2%

ITW
Non Operating & Taxes

	2007 Q2	2008 Q2	F(U) Last Year Amount	%
Operating Income	695.6	756.7	61.1	8.8%
Interest Expense	(25.6)	(36.5)	(10.9)	
Other Income	22.0	24.2	2.2	
Income from Continuing Operations-Pretax	692.0	744.4	52.4	7.6%
Income Taxes	211.6	215.9	(4.3)	
% to Pretax Income	30.6%	29.0%	1.6%	
Income from Continuing Operations	480.4	528.5	48.1	10.0%
Income (Loss) from Discontinued Operations	25.2	(0.4)	(25.6)	
Net Income	505.6	528.1	22.5	4.4%

ITW
Invested Capital

	6/30/07	3/31/08	6/30/08
Trade Receivables	2,882.7	3,014.4	3,302.3
Days Sales Outstanding	62.7	65.5	65.0
Inventories	1,612.4	1,766.0	1,845.6
Months on Hand	1.8	2.0	1.9
Prepaids and Other Current Assets	463.8	529.9	553.1
Accounts Payable & Accrued Expenses	(1,998.5)	(2,224.7)	(2,369.5)
Operating Working Capital	2,960.4	3,085.6	3,331.5
% to Revenue(Prior 4 Qtrs.)	20%	19%	20%
Net Plant & Equipment	2,116.8	2,247.6	2,285.0
Investments	560.7	507.0	506.4
Goodwill and Intangibles	5,409.1	5,839.5	6,279.9
Other, net	(655.4)	(583.7)	(615.5)
Invested Capital	10,391.6	11,096.0	11,787.3
Return on Average Invested Capital	19.1%	12.4%	18.8%

ITW
Debt & Equity

	6/30/07	3/31/08	6/30/08
Total Capital			
Short Term Debt	528.1	1,340.0	1,465.9
Long Term Debt	956.6	1,435.4	1,462.4
Total Debt	1,484.7	2,775.4	2,928.3
Stockholders' Equity	9,388.4	9,248.0	9,499.2
Total Capital	10,873.1	12,023.4	12,427.5
Less:			
Cash	(481.5)	(927.4)	(640.2)
Net Debt & Equity	10,391.6	11,096.0	11,787.3
Debt to Total Capital	14%	23%	24%
Shares outstanding at end of period	551.8	522.8	519.4

ITW
Cash Flow

	2007 Q2	2008 Q2
Net Income	505.6	528.1
Adjust for Non-Cash Items	98.8	123.3
Changes in Operating Assets & Liabilities	(72.8)	(201.3)
Net Cash From Operating Activities	531.6	450.1
Additions to Plant & Equipment	(89.0)	(96.0)
Free Operating Cash Flow	442.6	354.1
Stock Repurchases	(300.0)	(200.0)
Acquisitions	(155.3)	(442.2)
Dividends	(116.9)	(146.4)
Proceeds from Divestitures	58.0	4.7
Debt Proceeds (Repayments)	(86.3)	110.4
Proceeds from Investments	11.8	10.0
Other	53.0	22.1
Net Cash Decrease	(93.1)	(287.3)

ITW
Acquisitions

	2007				2008	
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Annual Revenues Acquired	399	213	218	165	230	308
Purchase Price						
Cash Paid	263	216	235	163	223	424
Stock Issued	-	-	-	-	-	-
Total	263	216	235	163	223	424
Number of Acquisitions	9	10	18	15	16	10

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q1	620.7	79.9	12.9%
2008 Q1	711.4	93.7	13.2%
$ F(U)	90.7	13.8	0.3%
% F(U)	14.6%	17.3%	
% F(U) Prior Year			
Base Business			
Operating Leverage	0.7%	2.0%	0.2%
Nonvolume-related	-	5.1%	0.7%
Total	0.7%	7.1%	0.9%
Acquisitions/Divestitures	5.5%	0.5%	-0.7%
Translation	8.4%	9.0%	-
Impairment	-	-	-
Restructuring	-	0.7%	0.1%
Other	-	-	-
Total	14.6%	17.3%	0.3%

Industrial Packaging
Key Points

- **Total segment base revenues: +1% for Q2 '08**

- **Q2 North America base revenues: +1%**
  - **Strapping and equipment businesses: slightly negative in Q2; mirrors weakening industrial production environment in North America**

- **Q2 International base revenues: +1%**
  - **Strapping and equipment businesses also slightly negative in Q2 largely due to slower European activity**

- **Worldwide insulation base revenues grow more than 30% in Q2**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	565.3	116.1	20.5%
2008 Q2	648.8	142.1	21.9%
$ F(U)	83.5	26.0	1.4%
% F(U)	14.8%	22.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	7.7%	14.4%	1.3%
Nonvolume-related	-	3.9%	0.8%
Total	7.7%	18.3%	2.1%
Acquisitions/Divestitures	3.7%	1.0%	-0.6%
Translation	3.4%	2.8%	-0.1%
Impairment	-	-	-
Restructuring	-	0.3%	0.1%
Other	-	-	-0.1%
Total	14.8%	22.4%	1.4%

14

Power Systems and Electronics
Key Points

- **Total segment base revenues: +8% in Q2 '08**

- **In Q2, Welding's worldwide base revenues: +9%**
  - **Welding's Q2 International base revenues: +25%**
    - **Double digit growth in Asia due to high levels of demand for specialty consumable products serving energy/pipeline and shipping end markets in China**
  - **Welding's Q2 North America base revenues: +3%**

- **PC board fabrication: base revenues +7% in Q2**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	583.7	107.2	18.4%
2008 Q2	630.7	99.7	15.8%
$ F(U)	47.0	(7.5)	-2.6%
% F(U)	8.0%	-6.9%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-4.7%	-10.1%	-1.0%
Nonvolume-related	-	-2.9%	-0.6%
Total	-4.7%	-13.0%	-1.6%
Acquisitions/Divestitures	5.6%	3.6%	-0.2%
Translation	7.2%	8.0%	0.3%
Impairment	-	-	-
Restructuring	-	-5.5%	-1.1%
Other	-0.1%	-	-
Total	8.0%	-6.9%	-2.6%

Transportation
Key Points

- **Total segment base revenues: -5% in Q2 '08**
  - **North America base revenues: -8%**
  - **International base revenues: Flat**
- **Auto OEM/Tiers:**
  - **North America Q2 base revenues: -13%**
    - **Q2 Detroit 3 builds decline 21%: GM: -28%; Ford: -15%; Chrysler: -19%**
    - **Q2 New Domestics: -1%**
    - **Q2 combined build: -14%**
    - **Expect full-year 2008 combined builds to be down 10% - 12%**
  - **International Q2 base revenues: Flat**
    - **International builds: +3% in Q2: Daimler: +8%; VW Group: +3%; Ford Group: Flat; Renault Group: -2.3%; BMW: -3.5%**
    - **Expect full-year 2008 builds: +4% to +5%**
- **Auto aftermarket Q2 worldwide base revenues: +6%; good trends anticipated as consumers hold on longer to existing vehicles**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	541.2	81.2	15.0%
2008 Q2	566.2	78.3	13.8%
$ F(U)	25.0	(2.9)	-1.2%
% F(U)	4.6%	-3.5%	

% F(U) Prior Year			
Base Business			
Operating Leverage	-4.3%	-12.0%	-1.2%
Nonvolume-related	-	-1.7%	-0.3%
Total	-4.3%	-13.7%	-1.5%
Acquisitions/Divestitures	0.6%	-0.8%	-0.2%
Translation	8.2%	9.4%	0.3%
Impairment	-	-	-
Restructuring	-	1.5%	0.2%
Other	0.1%	0.1%	-
Total	4.6%	-3.5%	-1.2%

Construction Products
Key Points

- **Total segment base revenues: -4% in Q2 '08**

- **North America Q2 base revenues: -12%**
  - **Q2 Residential: -16% vs. -32% housing start decrease in Q2 '08**
  - **Q2 Renovation: -10% due to weakness at Big Box stores**
  - **Q2 Commercial Construction base revenues: -6% largely due to double digit declines in stores/food service; warehouses; manufacturing categories**

- **International Q2 base revenues: +2%**
  - **Q2 Asia-Pacific: base revenues: +8%**
  - **Q2 Europe: base revenues: -2%; U.K., Spain and Ireland all exhibited weakness**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	473.6	65.7	13.9%
2008 Q2	538.5	73.0	13.6%
$ F(U)	64.9	7.3	-0.3%
% F(U)	13.7%	11.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	2.3%	6.9%	0.6%
Nonvolume-related	-	-7.5%	-1.0%
Total	2.3%	-0.6%	-0.4%
Acquisitions/Divestitures	5.1%	13.7%	1.2%
Translation	6.3%	5.2%	-0.1%
Impairment	-	-	-
Restructuring	-	-7.2%	-1.0%
Other	-	-	-
Total	13.7%	11.1%	-0.3%

Food Equipment
Key Points

- **Total segment base revenues: +2% in Q2 '08**

- **North America Q2 base revenues: +2%**
  - **Q2 Institutional/restaurant base revenues: +2%**
  - **Q2 Service base revenues: +3%**

- **International Q2 base revenues: +4%**
  - **Asia-Pacific and Europe combine to produce reasonably healthy base revenue growth**

Decorative Surfaces
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	322.8	47.6	14.8%
2008 Q2	336.0	47.4	14.1%
$ F(U)	13.2	(0.2)	-0.7%
% F(U)	4.1%	-0.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-1.3%	-3.7%	-0.4%
Nonvolume-related	-	0.3%	-
Total	-1.3%	-3.4%	-0.4%
Acquisitions/Divestitures	-	-	-
Translation	5.4%	2.5%	-0.4%
Impairment	-	-	-
Restructuring	-	0.4%	0.1%
Other	-	-	-
Total	4.1%	-0.5%	-0.7%

Decorative Surfaces
Key Points

- **Total segment base revenues: -1% in Q2 '08**

- **North America Q2 base revenues: -2% in Q2**
  - **Q2 laminate base revenues: +1% due to larger commercial construction exposure and success of premium priced high definition laminate product line**
  - **Q2 flooring base revenues: double digit negative in Q2**

- **International Q2 base revenues: Flat**
  - **Q2 European base revenues: -2%**
  - **Q2 Asia-Pacific base revenues: +16%**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	229.7	40.7	17.7%
2008 Q2	300.8	55.2	18.3%
$ F(U)	71.1	14.5	0.6%
% F(U)	31.0%	35.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	2.3%	5.8%	0.6%
Nonvolume-related	-	13.5%	2.3%
Total	2.3%	19.3%	2.9%
Acquisitions/Divestitures	20.7%	9.7%	-2.1%
Translation	8.0%	7.4%	-0.1%
Impairment	-	-	-
Restructuring	-	-0.9%	-0.2%
Other	-	-	0.1%
Total	31.0%	35.5%	0.6%

Polymers and Fluids
Key Points

- **Total segment base revenues: +2% in Q2 '08**
  - **North America Q2 base revenues: +6%**
  - **International revenues: Flat**

- **North America:**
  - **Polymers Q2 base revenues: +9% thanks to specialty adhesives and epoxy products**
  - **Fluids Q2 base revenues: -1%**

- **International:**
  - **Fluids Q2 base revenues: -6%**
  - **Polymers Q2 base revenues: +3%**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q2	811.5	157.2	19.4%
2008 Q2	853.1	167.3	19.6%
$ F(U)	41.6	10.1	0.2%
% F(U)	5.1%	6.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-0.9%	-2.2%	-0.3%
Nonvolume-related	-	3.8%	0.7%
Total	-0.9%	1.6%	0.4%
Acquisitions/Divestitures	1.1%	-0.2%	-0.3%
Translation	4.8%	5.3%	0.1%
Impairment	-	-	-
Restructuring	-	-0.2%	-
Other	0.1%	-0.1%	-
Total	5.1%	6.4%	0.2%

26

All Other
Key Points

- **Total segment base revenues: -1% in Q2 '08**

- **Q2 worldwide test and measurement Q2 base revenues: +9%**

- **Q2 worldwide consumer packaging Q2 base revenues: -2%**

- **Q2 worldwide finishing Q2 base revenues: -2%**

- **Q2 worldwide appliance/industrial Q2 base revenues: -5%**

ITW
2008 Forecast

	Low	High	Mid Point
3rd Quarter			
Total Revenues	10%	14%	12%
Diluted Income per Share - Continuing	$0.93	$0.99	$0.96
% F(U) 2007	5%	11%	8%
Full Year			
Total Revenues	9%	12%	11%
Diluted Income per Share - Continuing	$3.40	$3.52	$3.46
% F(U) 2007	4%	7%	5%

ITW 2008 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $0.8 billion to $1.2 billion range.**

- **Share repurchases of $0.8 billion to $1.0 billion for the year.**

- **No further impairment of goodwill/intangibles.**

- **Net nonoperating expense, including interest expense and other nonoperating income, of $125 to $135 million, which is higher than 2007 by $82 to $92 million.**

- **Tax rate range of 28.75% to 29.25% for the third quarter and 29.75% to 30.25% for the year.**

ITW Conference Call

Q & A

Second Quarter

2008